NOTICE OF
ANNUAL GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on June 30, 2008

The TSX Venture Exchange has not in any way passed upon the merits of the
Acquisition described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities
Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR on the Internet at
www.sedar.com or from the offices of Anooraq Resources Corporation in South Africa – 4th Floor, 82
Grayston Drive, Sandton, South Africa 2146

ANOORAQ RESOURCES CORPORATION
Registered office in Canada: Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, 2146
Telephone +27 11 883 0831

May 27, 2008

To the shareholders of Anooraq Resources Corporation:

You are invited to attend the annual general meeting (the “Meeting”) of the shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) to be held at the 8th Floor Boardroom, 820 – 800 West Pender Street, Vancouver, British Columbia, on June 30, 2008 at 2:00 p.m. (Vancouver time).

The following ordinary business of the Company will be dealt with at the Meeting:

(i)	receipt of the financial statements of the Company for its fiscal period ended December 31, 2007, together with the auditor’s report thereon;

(ii)	the election of the directors of the Company for the ensuing year; and

(iii)	the appointment of an auditor of the Company for the ensuing year and authorizing the directors to fix the auditor’s remuneration.

To be represented at the Meeting, shareholders registered on the Company’s Canadian register of shareholders must either attend the Meeting in person or sign, date and send the enclosed Canadian form of proxy (blue) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on June 26, 2008 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof. Beneficial shareholders should refer to the accompanying management information circular for further instructions.

Shareholders registered on the South African register, who hold either certificated common shares or dematerialised common shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (yellow) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) prior to 2:00 p.m. (Toronto time) on June 26, 2008 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders registered on the South African register who have dematerialised their common shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated common shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the shareholder and their CSDP, broker or nominee.

Acquisition of Certain Assets of Anglo Platinum Limited

As an update to shareholders, on March 28, 2008, Anooraq and Plateau Resources (Proprietary) Limited, its wholly-owned subsidiary, entered into certain agreements with Anglo Platinum Limited (“Anglo Platinum”) and Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum, pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa Platinum Mine (“Lebowa”) together with an additional 1% controlling interest in certain other assets located in South Africa which are already held by Anooraq and Anglo Platinum in 50/50 joint ventures (the “Acquisition”). In connection with the Acquisition, Anooraq anticipates that it will also enter into certain financing and other ancillary transactions. Anooraq must secure certain regulatory

1

approvals in order to proceed with the Acquisition and related transactions. Shareholders will also be asked to approve the Acquisition and certain related transactions at an extraordinary general meeting that the Company expects to hold later in 2008.

Yours truly,

(signed) “Tumelo Motsisi”
Acting President and Chief Executive Officer

2

ANOORAQ RESOURCES CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Anooraq Resources Corporation (“Anooraq” or the “Company”) will be held at the 8th Floor Boardroom, 820 – 800 West Pender Street, Vancouver, British Columbia, on June 30, 2008 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	to receive the financial statements of the Company for its fiscal period ended December 31, 2007, together with the auditor’s report thereon;

2.	to elect twelve (12) directors of the Company for the ensuing year;

3.	to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.

to consider any amendment to, or variation of, any matter identified in this notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

     The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 20, 2008 (the “Record Date”). Shareholders of Anooraq whose names have been entered in either the Company’s Canadian register of shareholders or South African register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders whose Common Shares are Registered on the Company’s Canadian Register of Shareholders

     A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of Canadian proxy (blue) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on June 26, 2008 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

     Beneficial shareholders should refer to the Information Circular for voting information.

Shareholders whose Common Shares are registered directly or indirectly on the Company’s South African Register of Shareholders

     Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 2:00 p.m. (Toronto time) on June 26, 2008 (which is after the close of business in South Africa on June 26, 2008, such that proxies must be completed returned by the close of business South African time on June 26, 2008) or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

     Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

     In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

     Shareholders who have disposed of some or all of their Common Shares, or their interest in such Common Shares, should forward a copy of the Information Circular, together with the attached forms, to the purchaser to whom, or the broker or agent through whom, they disposed of their Common Shares or their interest therein.

     If you are in any doubt as to the action you should take, please consult your broker, intermediary, CSDP, banker, accountant, attorney or other professional adviser immediately.

     DATED at Vancouver, British Columbia this 27th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Tumelo Motsisi”
Acting President and Chief Executive Officer

INFORMATION CIRCULAR

as at May 27, 2008

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the “Company” or “Anooraq”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held on June 30, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “Anooraq”, “we” and “our” refer to Anooraq Resources Corporation. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “Registered Shareholders” means shareholders who hold Common Shares directly in their own name.

GLOSSARY OF TERMS

     The following is a glossary of certain terms used in this Information Circular. Unless otherwise stated, all dollar amounts in this Information Circular are expressed in Canadian dollars.

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Acquisition” means the transaction pursuant to which the Company will acquire an effective 51% interest in Lebowa Platinum Mine and an additional 1% interest in the Ga-Phasha, Boikgantsho and Kwanda joint venture projects for an aggregate cash consideration of ZAR3.6 billion;

“Acquisition Agreements” means the various agreements implementing the Acquisition;

“AMEX” means the American Stock Exchange;

“Anooraq” or the “Company” means Anooraq Resources Corporation, a corporation incorporated on April 19, 1983 in the Province of British Columbia, Canada under the BCBCA;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board of Directors” or “Board” means the board of directors of Anooraq;

“Business Day” means any day other than a Sunday, Saturday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

“CDS” means The Canadian Depository for Securities Limited;

“CSDP” means Central Securities Depository Participant in South Africa, accepted by Strate as a participant in terms of section 2(1A) of the Custody and Administration of Securities Act (85 of 1992), and appointed by an individual shareholder for purposes of, and in regard to, the dematerialisation of documents of title for purposes of incorporation into the Strate system;

“Depositary” means Computershare Trust Company of Canada at its principal office in Toronto, Ontario;

“GAAP” means Canadian generally accepted accounting principles;

“HDI” means Hunter Dickinson Inc., a corporation incorporated under the laws of Canada;

“HDI Management Services Contract” means the geological, management and administration services agreement dated December 31, 1996 between HDI and Anooraq;

“Information Circular” means this management information circular dated May 27, 2008, together with all schedules hereto, distributed to Shareholders by Anooraq in connection with the Meeting;

“JSE” means the JSE Limited (registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 2004;

“Meeting” means the annual general meeting of the Shareholders to be held at 2:00 p.m. (Vancouver time) on June 30, 2008 and any adjournment thereof;

“Pelawan” means Pelawan Investments (Proprietary) Limited (registration number 2002/017920/07), a private company incorporated under the laws of South Africa;

“Pelawan Trust” means the independent South African trust established in accordance with the Pelawan Trust Deed, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Asna Chris Harold Motaung;

“Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

“Proxy” means the form of proxy printed on blue coloured paper which accompanies this Information Circular, to be completed by all Shareholders whose Common Shares are registered on the Company’s Canadian register of Shareholders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) available on the Internet at www.sedar.com;

“Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by Shareholders whose Common Shares are registered on the Company’s South African register of Shareholders;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“TSX-V” means TSX Venture Exchange Inc.;

“Warrants” means the 167 million Common Share purchase warrants issued by Anooraq to the Pelawan Trust pursuant to the Share Exchange Agreement, as amended by the Release; and

“ZAR” means the South African rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than Shareholders whose shares are registered on the Company’s South African register of Shareholders (“South African Shareholders”). South African Shareholders should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the Meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of Proxy are Tumelo Motsisi, Acting President, Chief Executive Officer and a director of the Company, and alternatively, Iemrahn Hassen, Chief Financial Officer and a director of the Company. If you are a Shareholder entitled to vote in person at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and actually registered in your name, then you are a Registered Shareholder. However, if, like most Shareholders, you hold your shares in a brokerage account then you are a Beneficial Shareholder and the manner for voting is different for Beneficial Shareholders. Beneficial Shareholders should read the instructions below carefully.

Voting by Proxyholders

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of Proxy (blue sheet) and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy (blue sheet) for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of Proxy (blue sheet) for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received prior to 2:00 pm (Toronto time) on June 26, 2008, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the City of Toronto) before the commencement of the adjourned Meeting at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder, you should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors has fixed May 20, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “Information for South African Shareholders”, will be entitled to vote or to have their Common Shares voted at the Meeting. Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 185,230,007 Common Shares without par value issued and outstanding, each carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares and is also authorized to issue an unlimited number of preferred shares. There are no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, 2196, South Africa	118,559,000	64%

Notes:
(1)

These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition - Description of Lockup Arrangements for Consideration Shares” in the management information circular of the Company dated August 2004.

(2)	This information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2007 and the auditors’ report thereon, with the related management’s discussion and analysis, will be placed before the Meeting.

These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Anooraq Resources Corporation, 4th Floor, 82 Grayston Drive, Sandton, 2146, telephone (604) 684-6365 (Vancouver) or (+27) 11 883 0831 (South Africa) or facsimile (604) 684-8092 (Vancouver) or (+27) 11 883 0836 (South Africa).

These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein under “Election of Directors” and “Appointment of Auditor”. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at twelve (12). Shareholders will therefore be asked to elect twelve (12) directors at the meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the BCBCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following section sets out the names of management’s twelve (12) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date. The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed	Percentage of outstanding Common Shares
Scott COUSENS Executive Director British Columbia, Canada	Since September 1996	895,400 (7) (directly and indirectly held)	0.4%
Anu DHIR Non-Executive Director London, England	May 29, 2008	Nil	—
Robert DICKINSON Non-Executive Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004	500,000 (1)(7) (directly held)	0.3%
David ELLIOTT (4)(6) Non-Executive Director British Columbia, Canada	Since April 2005	Nil (8)	—
Iemrahn HASSEN Executive Director and Chief Financial Officer Gauteng, South Africa	Since May 9, 2008	Nil(9)	—
Wayne KIRK (4)(6) Non-Executive Director California, United States	Since July 2005	Nil (10)	—
Popo MOLEFE (4)(6) Non-Executive Director and Co-Chairman North West Province, South Africa	Since September 2004	Nil (11)	—
Harold MOTAUNG Executive Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	8,235,500 (2) (12) (indirectly held)	4.4%
Tumelo MOTSISI (5) Acting President, Chief Executive Officer, and Executive Director Gauteng, South Africa	Since September 2004	14,118,001 (3) (13) (indirectly held)	7.6%
Sipho NKOSI Non-Executive Director Gauteng, South Africa	Since November 2004	Nil (14)	—
Rizelle SAMPSON Non-Executive Director Gauteng, South Africa	Since September 2004	Nil (15)	—
Ronald THIESSEN (5) Executive Director British Columbia, Canada	Since April 1996	620,923 (7) (directly held)	0.3%

Notes:
(1)	Certain of these Common Shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.
(2)

Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of Common Shares (118,559,000) held by the Pelawan Trust.

(3)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of Common Shares (118,559,000) held by the Pelawan Trust.

(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of Nominating and Governance Committee.
(7)	Mr. Cousens, Mr. Dickinson and Mr. Thiessen hold options to purchase 120,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010.
(8)

Mr. Elliott holds options to purchase 120,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(9)	Mr. Hassen holds options to purchase 126,000 Common Shares at an exercise price of $3.27 per share expiring on October 15, 2012.
(10)	Mr. Kirk holds options to purchase 360,000 Common Shares at $2.97 per share expiring on February 15, 2012.
(11)

Mr. Molefe holds options to purchase 200,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 440,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(12)

Mr. Motaung holds options to purchase 525,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 535,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(13)

Mr. Motsisi holds options to purchase 525,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 975,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(14)

Mr. Nkosi holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

(15)

Ms. Sampson holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per share expiring on December 17, 2010 and 240,000 Common Shares at $2.97 per share expiring on October 15, 2012.

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ANU DHIR, BA, JD – Director

Anu Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Ms. Dhir is currently the Vice President, Corporate Development of Katanga Mining Limited (“Katanga”). Prior to joining Katanga, she held various strategy and business development positions with CC Capital Partners Group, Easton Drilling Fund LP, Andina Minerals Inc., GeoLogistics Corp and Gateway Inc. She has also helped finance and lead private companies into the public markets.

Ms. Dhir is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	Present
Andina Minerals Inc.	Officer	January 2006	November 2006

ROBERT DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., ICD.D., FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Anooraq Resources Corporation, Great Basin Gold Ltd., Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003
Taseko Mines Limited	Director	July 2004	Present

IEMRAHN HASSEN, CA – Chief Financial Officer and Director

Iemrahn Hassen has 33 years of experience in the service, manufacturing and mining sectors. He received his Chartered Accountant designation in 1991. For the past two years he has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, he was the CFO for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte and Touche. From October 1974 to January 1999, he worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980s to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1997. Mr. Hassen commenced his role as Chief Financial Officer for Anooraq on June 1, 2007.

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience, Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. He completed his second successful term as the Premier of the Northwest Province in April 2004. He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard Kennedy School, the John F. Kennedy School of Government. Over the last ten years, Dr. Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq.

Dr. Molefe is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Eqstra Holdings Limited	Director	March 2008	Present
Imperial Holdings Limited	Director	June 2005	Present

Company	Positions Held	From	To
Armaments Corporation of South Africa Limited	Chairman	October 2004	Present
Simeka Business Solutions Group Limited (formerly Xantium Technology Holdings)	Director	July 2004	Present

HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the DME as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal operations of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. He also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the MPRD Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Ltd. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.

TUMELO MOTSISI, BA, LLM, MBA – Director and Acting President and Chief Executive Officer

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He was a founder and Chief Executive Officer of Eyesizwe Coal (Pty) Ltd (“Eyesizwe”), one of the country’s largest coal producers. Eyesizwe’s assets were part of the empowerment transaction, which involved the unbundling of the iron ore assets of Kumba Resources Limited (“Kumba”) and the relisting of Kumba as Exxaro Resources Limited (“Exxaro”). Mr. Nkosi is currently the Chief Executive Officer of Exxaro. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

Mr. Nkosi is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	August 2007
	Chief Executive Officer	September 2007	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Sanlam Limited	Director	March 2006	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Ms. Sampson has previously held the positions of Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is black women owned and managed. Ms. Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd. She is also a director of Independent Power Southern Africa, a JSE and AIM listed power generation company and a member of the Sentech Educational Fund Advisory Board and is the chairperson of the National Electronic Institute of South Africa. Ms. Sampson has been a director of Anooraq since September 2004.

Ms. Sampson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
IPSA Group PLC	Director	January 2008	Present

RONALD THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005

Company	Positions Held	From	To
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September, 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September, 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	March 2006

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG LLP (“KPMG”), Chartered Accountants, 777 Dunsmuir St., 9th Floor, Vancouver, British Columbia, V7Y 1K3. KPMG will be nominated at the Meeting for reappointment as auditors of the Company at a remuneration to be fixed by the Audit Committee of the Board of Directors. KPMG was first appointed auditor of the Company on May 21, 2004.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means each person who acted as the Chief Executive Officer or the Chief Financial Officer during the most recently completed financial year and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During Anooraq’s financial year ended December 31, 2007, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and executive officers, was $1,476,297.

The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus (S)	Other Annual Compensation ($)	Securities Under Options /SARS Granted (3)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen(1) Former President and Chief Executive Officer	2007	29,651	Nil	Nil	Nil	Nil	Nil	Nil
	2006	55,070	Nil	Nil	Nil	Nil	Nil	Nil
	2005	98,473	Nil	Nil	120, 000	Nil	Nil	Nil
Tumelo Motsisi(2) Acting President and Chief Executive Officer	2007	334,000	Nil	Nil	975,000	Nil	Nil	Nil
	2006	235,000	80,000	Nil	Nil	Nil	Nil	Nil
	2005	235,000	80,000	NIL	525,000	Nil	Nil	Nil
Jeffrey Mason(3) Former Secretary and Chief Financial Officer	2007	21,868	Nil	Nil	Nil	Nil	Nil	Nil
	2006	44,342	Nil	Nil	Nil	Nil	Nil	Nil
	2005	61,840	Nil	Nil	120,000	Nil	Nil	Nil
Harold Motaung Chief Operating Officer	2007	275,000	Nil	Nil	535,000	Nil	Nil	Nil
	2006	225,000	35,000	Nil	Nil	Nil	Nil	Nil
	2005	225,000	35,000	Nil	525,000	Nil	Nil	Nil
Phumzile Langeni(4) VP Investor Relations	2007	97,500	Nil	Nil	Nil	Nil	Nil	Nil
	2006	195,000	25,000	Nil	Nil	Nil	Nil	Nil
	2005	195,000	25,000	Nil	250,000	Nil	Nil	Nil
Iemrahn Hassen, Chief Financial Officer	2007	128,333	Nil	Nil	126,000	Nil	Nil	Nil
Nicholas James (5) Managing Director Operations	2007	51,895	Nil	Nil	250,000	Nil	Nil	Nil
Joel Kesler Corporate Finance & Business Development	2007	243,000	Nil	Nil	475,000	Nil	Nil	Nil
	2006	205,000	25,000	Nil	Nil	Nil	Nil	Nil
	2005	205,000	25,000	Nil	525,000	Nil	Nil	Nil

Notes:
(1)	Mr. Thiessen resigned as President and Chief Executive Officer in August 2007.
(2)	Mr. Motsisi, formerly Deputy Chief Executive Officer, became Acting President and Chief Executive Officer upon Mr. Thiessen’s resignation in August 2007.
(3)

Mr. Mason resigned his duties as Chief Financial Officer on June 1, 2007 and Mr. Iemrahn Hassen assumed the duties of Chief Financial Officer commencing June 1, 2007 at a compensation of $220,000 per annum.

(4)	Ms. Langeni resigned as a director and officer on May 23, 2007.
(5)	Mr. Nicholas James was appointed as Managing Director-Operations on October 2, 2007

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

Options and SARs

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Common Shares. The Company did not have a stock appreciation rights (“SARs”) plan during the most recently completed financial year.

Share options totalling 2,361,000 were granted and none were exercised by the Named Executive Officers during the financial year ended December 31, 2007.

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY–End (#) Exerciseable/ Unexercisable	Value of the Unexercised in-the- Money Options/SARS at FY-End(3) ($) Exerciseable/ Unexercisable
Ronald Thiessen	Nil	Nil	120,000 / 0	$168,000 / 0
Tumelo Motsisi	Nil	Nil	1,500,000 / 0	$3,630,750 / 0
Jeffrey Mason(1)	Nil	Nil	120,000 / 0	$168,000 / 0
Harold Motaung	Nil	Nil	1,060,000 / 0	$2,323,950 / 0
Phumzile Langeni(2)	Nil	Nil	0 / 0	0 / 0
Iemrahn Hassen	Nil	Nil	126,000 / 0	$412,020 / 0
Nicholas James	Nil	Nil	125,000 / 125,000	$408,750 / $408,750
Joel Kesler	Nil	Nil	1,000,000 / 0	$2,145,750 / 0

Notes:
(1) Mr. Mason resigned as Chief Financial Officer on June 1, 2007.
(2) Ms. Langeni resigned as a director and officer on May 23, 2007.
(3) Options are valued at face value.

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended December 31, 2007. The December 31, 2007 closing price of the Common Shares as quoted on the TSX-V was $4.49, on AMEX was USD $4.47 and on the JSE was ZAR32.90.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

There are no compensatory plans or arrangements with the Named Executive Officers that entitle a Named Executive Officer to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the Named Executive Officers’ employment, a change in control of the Company or its subsidiaries or a change of the Named Executive Officers’ responsibilities following a change in control.

Compensation Committee Disclosure

The Company has a Compensation Committee of the Board of Directors of which the current members are Messrs. Thiessen and Motsisi. Each member of this Committee is not independent. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the executive officers of the Company and to recommend to the Board of Directors the compensation level of the executive officers; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to administer the stock option plan and to consider any other matters which, in the

Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives.

Mr. Mason, the former Chief Financial Officer and Mr. Thiessen, the former Chief Executive Officer, did not serve the Company solely on a full-time basis, and their compensation from the Company was allocated based on the estimated amount of time spent on the work of the Company. Mr. Hassen, the current Chief Financial Officer and Mr. Motsisi the Acting President and Chief Executive Officer serve the Company on a full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, Shareholder benefits, competitive factors and other matters in awarding bonuses. In 2007, the Board approved a bonus for each of Tumelo Motsisi, Harold Motaung and Joel Kesler equal to 100% of their annual base salary, payable 50% on signing of the Acquisition Agreements and 50% on the Closing Date.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Acting President and Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2002 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

Compensation of Directors

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe, Nkosi and Ms. Sampson and Dhir) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairperson. Executive officers do not receive additional compensation for serving as directors.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended December 31, 2007:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Date of Grant	Expiration Date
Scott D. Cousens	None	Not applicable	Not applicable	Not applicable
Robert A. Dickinson	None	Not applicable	Not applicable	Not applicable
David Elliott	240,000	$2.97	October 15, 2007	October 15, 2012
Iemrahn Hassen(1)	126,000	$3.27	October 15, 2007	October 15, 2012
Wayne Kirk	360,000	$2.97	October 15, 2007	October 15, 2012
Popo Molefe	440,000	$2.97	October 15, 2007	October 15, 2012
Harold Motaung	535,000	$2.97	October 15, 2007	October 15, 2012
Tumelo Motsisi	975,000	$2.97	October 15, 2007	October 15, 2012
Sipho Nkosi	240,000	$2.97	October 15, 2007	October 15, 2012
Rizelle Sampson	240,000	$2.97	October 15, 2007	October 15, 2012
Ronald W. Thiessen	None	Not applicable	Not applicable	Not applicable

Notes:
(1) Mr. Hassen’s options were granted prior to his appointment as a director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “2005 Plan”) which was previously approved by Shareholders on June 17, 2005. The 2005 Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2005 Plan is administered by the Compensation Committee of the Board of Directors. The 2005 Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Shareholders have approved the issuance of a maximum of 18,300,000 Common Shares under the 2005 Plan. All options typically expire five years after the date of grant of such options.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of a stock option under the 2005 Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the 2005 Plan:

(a)	all options granted under the 2005 Plan are non-assignable and non-transferable;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)

an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)

the minimum exercise price of an option granted under the 2005 Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2007:

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – (the Share Plan)	7,695,000	2.43	4,770,000
Equity compensation plans not approved by securityholders	_	_	_
Total	7,695,000	2.43	4,770,000

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter, a copy which is attached as Schedule “A” to the Company’s Amended Annual Information Form for the fiscal year ended December 31, 2007 which is available for download at www.sedar.com or as Exhibit 5 to the Company’s Corporate Governance Policies and Procedures Manual on the Company’s website (www.anooraqresources.com).

Composition of the Audit Committee

The members of the Audit Committee are David Elliott, Wayne Kirk and Popo Molefe. All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate. Mr. Elliott is a Chartered Accountant and is hence a “financial expert”.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer, Dr. Molefe is an experienced businessman and Mr. Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2007	Fees paid to auditor in year ended December 31, 2006
Audit Fees (1)	$135,000	$177,000
Audit-Related Fees (2)	$32,500	$17,000
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$167,500	$181,000

Notes:
1.

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
4.	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters. The number of independent and non-independent directors is equal. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at www.anooraqresources.co.za.

The Board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are Anu Dhir, David Elliott, Wayne Kirk, Popo Molefe (Co-Chairman of the Board), Sipho Nkosi and Rizelle Sampson.

The non-independent directors are Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Co-Chairman of the Board), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Acting President and Chief Executive Officer), Iemrahn Hassen (Chief Financial Officer) and Ron Thiessen (former Chief Executive Officer).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2007:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Scott Cousens	6 of 6	Not applicable	Not applicable	Not applicable
Robert Dickinson	4 of 6	Not applicable	Not applicable	Not applicable
David Elliott (1)	6 of 6	5 of 5	1 of 1	Not applicable
Wayne Kirk (2)	6 of 6	5 of 5	1 of 1	Not applicable
Popo Molefe	3 of 6	1 of 5	0 of 1	Not applicable
Harold Motaung	5 of 6	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(3)	6 of 6	Not applicable	Not applicable	No meetings held in 2007
Sipho Nkosi	4 of 6	Not applicable	Not applicable	Not applicable
Rizelle Sampson	4 of 6	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen (3)	6 of 6	Not applicable	Not applicable	No meetings held in 2007

(1)	Audit Committee Chairman.
(2)	Nominating and Governance Committee Chairman.
(3)	Member of the Compensation Committee

2.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

3.	Ethical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee and Compensation Committee.

7.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

On December 20, 2007, the Pelawan Trust exercised the Warrants. In connection with the exercise of the Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the Warrants to allow the Pelawan Trust to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants (CDN$ 225 million or ZAR 1,586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Common Shares underlying the Warrants will be issued to the Pelawan Trust upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of release.

The Board of Directors of the Company formed a special committee consisting of disinterested directors to consider the Amending Agreement and the Deposit Agreement and other ancillary matters related to the Warrant exercise and the financing thereof. Tumelo Motsisi, the Acting President and Chief Executive Officer of the Company and a director of the Company, and Harold Motaung, the Chief Operating Officer and a director of the Company, are trustees and beneficiaries of the Pelawan Trust and disclosed such interest to the special committee. The special committee unanimously approved the Company entering into the Amending Agreement and the Deposit Agreement and other ancillary matters on December 18, 2007.

MANAGEMENT CONTRACTS

Except for services performed by Hunter Dickinson Inc. pursuant to the HDI Management Services Contract and Pelawan as described in the Company’s Amended Annual Information Form dated March 26, 2008 and filed on SEDAR at www.sedar.com, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. A copy of the Company’s Amended Annual Information Form dated March 26, 2008 will be provided free of charge to any Shareholder upon request.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Amended Annual Information Form dated March 26, 2008 and filed on SEDAR on April 1, 2008. Financial information is provided in the audited financial statements for the year ended December 31, 2007 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR on April 1, 2008. Copies of the Company’s most recent interim financial statements and related management’s discussion and analysis, and additional information, may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone number (604) 684-6365 or +27 11 883 0831 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

Shareholders on the South African register will be sent this Information Circular together with a copy of the Company’s annual financial statements for the year ended December 31, 2007.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy (yellow), in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 2:00 p.m. (Toronto time) on June 26, 2008 (which is after the close of business in South Africa on June 26, 2008, such that proxies must be completed returned by the close of business South African time on June 26, 2008) or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend. If such shareholders do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such shareholder of the Meeting or any business to be conducted thereat, or to validly authorise a Shareholder to attend or vote thereat.

DATED at Vancouver, British Columbia, May 27, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Tumelo Motsisi”

Tumelo Motsisi
Acting President and Chief Executive Officer of Anooraq